Exhibit 11


                        COMPUTATION OF EARNINGS PER SHARE
                                   (Unaudited)



                                        Nine Months Ended June 30
                                            2000          1999
                                            ----          ----
Weighted average shares outstanding
         Common stock                 $ 4,683,120    $ 4,755,243
         Common stock equivalents           - 0 -          - 0 -
                                      -----------    -----------



Weighted average common shares and
     equivalents                        4,683,120      4,755,243
                                        =========      =========


Net (loss) income                      (1,748,000)       204,000
                                        =========        =======

Net income per share:
         Basic                        $      (.37)   $      0.04
         Diluted                      $      (.37)   $      0.04